15046497

RECEIVED FEB 26 2015 WASH., D.C. SEC PROCESSING SECTION 201

PB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YYY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

175 FEDERAL STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-896-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

03/11/15

OATH OR AFFIRMATION

I, ROBERT MALONEY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC. , as of DECEMBER 31 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

IRINA ZUBOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 10, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Winslow, Evans & Crocker, Inc. and Subsidiary

We have audited the accompanying statements of Winslow, Evans & Crocker, Inc. and Subsidiary which comprise the consolidated statement of financial condition as of December 31, 2014, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Winslow, Evans & Crocker, Inc. and Subsidiary's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winslow, Evans & Crocker, Inc. and Subsidiary as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Winslow, Evans & Crocker, Inc. and Subsidiary's financial statements. The supplemental information is the responsibility of Winslow, Evans & Crocker, Inc. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy

of the information presented in the supplementary information. In forming our opinion of the supplementary information, we evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
January 26, 2015

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 1,017,330	$ -	$ 1,017,330
Receivable from broker-dealers and clearing organizations	564,502	1,038	565,540
Receivable from non-customers	51,946	404,828	456,774
Securities owned:			
Marketable securities, trading, at market value	1,165,558	-	1,165,558
Marketable securities, available for sale, at market value	194,395	-	194,395
Not readily marketable equity securities, at estimated fair value	-	246	246
Property and equipment, at cost, less accumulated depreciation of $587,115	-	251,149	251,149
Other assets	-	273,330	273,330
	$ 2,993,731	$ 930,591	$ 3,924,322

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

	A.I. Liabilities	Non A.I. Liabilities	Total
Liabilities:			
Payable to broker-dealers and clearing organizations	$ 7,052	$ 138,519	$ 145,571
Securities sold, not yet purchased, at market value	-	84,784	84,784
Subordinated loans	-	412,500	412,500
Income taxes payable	456	-	456
Accounts payable, accrued expenses, and other liabilities	1,054,903	77,347	1,132,250
	1,062,411	713,150	1,775,561
Stockholders' equity:			
Common stock, no par value, 200,000 shares authorized, 19,274 shares issued and outstanding	1,393	-	1,393
Additional paid-in capital	1,724,140	-	1,724,140
Unrealized gain on securities available for sale	(1,100)	-	(1,100)
Retained earnings	1,023,869	-	1,023,869
Less 2,176 shares of common stock in treasury, at cost	(599,541)	-	(599,541)
Total stockholders' equity	2,148,761	-	2,148,761
	$ 3,211,172	$ 713,150	$ 3,924,322

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 3,602,837
Revenue from sale of investment company shares	1,128,318
Investment advisory fees	4,528,248
Principal transactions	2,344,262
Other income	2,011,194
	13,614,859
Expenses:	
Employee compensation and benefits	9,858,521
Communications and data processing	756,273
Interest	52,272
Occupancy	955,227
Other expenses	1,825,978
	13,448,271
Income before income taxes	166,588
Provision for income taxes	41,126
Net income	125,462
Other comprehensive income	
Unrealized gains (losses)	(16,261)
Comprehensive income	$ 109,201

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Securities Available for Sale	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2014	$ 1,393	$ 1,724,140	$ 15,161	$ 898,408	$ (599,541)	$ 2,039,561
Net income				125,462		125,462
Change in unrealized gain (loss) on securities available for sale			(16,261)			(16,261)
Balance at December 31, 2014	$ 1,393	$ 1,724,140	$ (1,100)	$ 1,023,870	$ (599,541)	$ 2,148,762

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$ 550,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments of subordinated notes	137,500
Subordinated borrowings at December 31, 2014	$ 412,500

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 109,201
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	71,952
(Increase) decrease in operating assets:	
Decrease in receivable from broker-dealers	340,389
Increase in receivable from non-customers	(200,808)
Decrease in marketable securities	879,862
Decrease in non-marketable securities	619
Increase in other assets	(69,481)
(Decrease) increase in operating liabilities:	
Decrease in payable to broker-dealers and clearing organizations	(208,941)
Deccrease in securities sold, not yet purchased, at market value	(291,310)
Decrease in income taxes payable	(61,200)
Decrease in accounts payable, accrued expenses, and other liabilities	(177,945)
Total adjustments	283,137
Net cash from operating activities	392,338
Cash flows from investing activities:	
Purchase of property and equipment	(162,097)
Cash flows from financing activities:	
Proceeds (repayments) from subordinated loans	(137,500)
Increase in cash	92,741
Cash at January 1, 2014	924,589
Cash at December 31, 2014	$ 1,017,330
Cash paid during the year for:	
Interest	$ 52,272
Income taxes	$ 160,512

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

Notes To Consolidated Financial Statements

December 31, 2014

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Subsidiary is engaged in the sale of life insurance products. It has an insurance license issued by the Commonwealth of Massachusetts. The Subsidiary is also a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. All material intercompany balances and transactions are eliminated in consolidation.

Securities Transactions and Revenue Recognition

The Company's customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

The Subsidiary earns commissions from the sale of insurance policies. Commission revenue is recognized as commissions are received.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

At December 31, 2014, marketable securities classified as trading had gross unrealized gains of $30,323 and gross unrealized losses of $201.

Marketable securities classified as available for sale had net unrealized losses of $16,261. This net loss was reflected as a component of other comprehensive income.

Depreciation

Depreciation is provided for on the accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
The Company expenses advertising and promotion costs as incurred.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $1,445,443 which was $1,345,443 in excess of its required net capital of $100,000. The Company's net capital ratio was .735 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with another clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2014, the Company's matching contribution amounted to $33,509.

NOTE 6 – INCOME TAXES

Income tax expense consisted of the following:

Federal	$ 26,452
State	14,674
Income tax expense	$ 41,126

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014, consist of the following:

Cash in various accounts held at clearing brokers	$ 528,049
Commissions receivable	37,387
Other receivable	104
	$ 565,540

NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2014 major classes of property and equipment consisted of the following:

Computer equipment	$ 434,734
Furniture and fixtures	348,099
Leasehold Improvements	55,431
	838,264
Less: Accumulated depreciation	587,115
	$ 251,149

Depreciation expense for 2014 was $71,952.

NOTE 9 – LONG TERM LEASE

The Company leases office space at the rate of $69,855 per month. The lease expires in April 2018. The lease also has a clause for excess operating expenses charges. Rent expense for 2014 was $948,895.

Future minimum lease payments for non-cancelable operating lease at December 31, 2014 are as follows…

Year ended December 31,	
2015	$ 1,067,797
2016	1,090,885
2017	1,093,122
2018	364,374
	$ 3,616,178

NOTE 10 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2014 are due January 2017, Interest on the loans is at the rate of 10%.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule.

NOTE 11 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 12 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2014, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 13 – RELATED PARTY TRANSACTIONS/CONTROLLING INTEREST

The president and majority stockholder of the Company is the sole owner of Winslow Wealth Management LLC.

The Company leases office space and provides administrative, accounting, regulatory and other support services to Winslow Wealth Management LLC. For the year ended December 31, 2014, revenues earned from the related party totaled $306,000.

At December 31, 2014, the Company was owed $102,000 by Winslow Wealth Management LLC.

Since these entities are under common control, operating resulting or financial position of the Company could differ significantly from those that would be obtained if the entities were autonomous.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 26, 2015, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2014

SCHEDULE I
WINSLOW, EVANS & CROCKER, INC., AND SUBSIDIARY
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 7,052
Income taxes payable	456
Accounts payable, accrued expenses and other liabilities	1,054,903
Total aggregate indebtedness	$ 1,062,411
Net capital:	
Common stock	$ 1,393
Additional paid-in capital	1,724,140
Retained earnings	1,022,769
Treasury stock	(599,541)
	2,148,761
Adjustments to net capital:	
Property and equipment	(251,149)
Other non allowable assets	(679,442)
Collateralized certificate of deposit	(115,926)
Subordinated Loans	412,500
Haircuts and undue concentration	(69,301)
Net capital, as defined	$ 1,445,443
Net capital requirement	100,000
Net capital in excess of requirements	$ 1,345,443
Ratio of aggregate indebtedness to net capital	.735 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2014	
Net capital, as reported in the Company's Part II A (unaudited)	
Focus Report	$ 1,445,443
Net audit adjustments	
Increase/decrease in non-allowables and haircuts	
Net capital per above	$ 1,445,443

SCHEDULE II

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Winslow, Evans & Crocker, Inc.and Sunsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2014, which were agreed to by Winslow, Evans & Crocker, Inc. and Subsidiary and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Winslow, Evans & Crocker, Inc. and Subsidiary's compliance with the applicable instructions of Form SIPC-7. Winslow, Evans & Crocker, Inc. and Subsidiary's management is responsible for Winslow, Evans & Crocker, Inc. and Subsidiary's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lynch, Malloy, Marini? [signature] PC

Norwood, Massachusetts
January 26, 2015

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

Payment Date	To Whom Paid	Amount
7/24/2014	SIPC	$ 13,052.00
1/30/2015	SIPC	$ 13,263.00

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Winslow, Evans & Crocker, Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Exemption Report, in which Winslow, Evans & Crocker, Inc. and Subsidiary identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which Winslow, Evans & Crocker, Inc. and Subsidiary claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) Winslow, Evans & Crocker, Inc. and Subsidiary stated that Winslow, Evans & Crocker, Inc. and Subsidiary met the identified exemption provisions throughout the most recent fiscal year without exception. Winslow, Evans & Crocker, Inc. and Subsidiary's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Winslow, Evans & Crocker, Inc.and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry D. Liberfarb, PC

Norwood, Massachusetts
January 26, 2015

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDUARY

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2014

Winslow, Evans & Crocker is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending December 31, 2014.

Signed by: ______________________________

Robert B. Maloney, President & CEO, Winslow, Evans & Crocker, Inc.